UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-41656

Jayud Global Logistics Limited

(Translation of registrant’s name into English)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Legal Proceedings

On November 20, 2025, a putative securities class action was filed in the United States District Court for the Southern District of New York (the “Court”), Case No. 1:24-cv-09662 (the “Lawsuit”) against Jayud Global Logistics Limited (the “Company”) and certain of its directors and officers, as well as the Company’s audit firm. The Lawsuit is purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s filings with the U.S. Securities and Exchange Commission. The Lawsuit asserts violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder.

While Company believes that the claims in the Lawsuit are without merit and will defend itself vigorously, the Company is unable to estimate the possible loss or range of loss, if any, that may result from the Lawsuit. Any adverse outcome of the Lawsuit, including any plaintiff’s appeal of a judgment, could have a material adverse effect on Company’s business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management’s attention from the day-to-day operations, all of which could harm Company’s business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2026

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
	Name	Xiaogang Geng
	Title:	Chief Executive Officer

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